Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

This filing concerns a press release issued by Apex Technology Acquisition Corporation (“Apex”) and AvePoint, Inc. on June 22, 2021, as well as an email message and a physical mailing regarding the same topic sent to certain shareholders of record of Apex’s stock as of the June 1, 2021 record date.

PRESS RELEASE

Apex Technology Acquisition Corp. (NASDAQ: APXT) and AvePoint Will Make a Donation to Girls Who Code for Every Shareholder who Votes on the Business Combination, up to $100,000 Total

BURLINGAME, Calif. & JERSEY CITY, N.J., June 22, 2021 – Apex Technology Acquisition Corp. (“Apex” or “the Company”) (NASDAQ: APXT), a publicly traded special purpose acquisition company, encourages every stockholder to vote their shares in favor of the of the company’s proposed business combination with AvePoint, Inc. (“AvePoint”), and to vote FOR all the related proposals described in the company’s definitive proxy statement dated June 2, 2021 (the “Proxy Statement”). The related proposals are necessary to properly approve the business combination.

Apex and AvePoint will donate $1 for every shareholder who votes before June 30, up to $100,000 total, to Girls Who Code. The nonprofit organization’s mission is to close the gender gap in technology. Apex and AvePoint believe that the future of STEM is rooted in future generations where diversity is a strength that will set extraordinary organizations apart from the ordinary. The donations will be made for each vote cast, regardless of the content of the vote.

“Through AvePoint’s forward-looking position on aggressive, competitive and inclusive technology advancement, supporting Girls Who Code can help create a more equitable future for generations to come,” said Dr. Tianyi “TJ” Jiang, CEO of AvePoint.

In order to be counted, all votes must be submitted on or prior to June 30. The Board of Directors of Apex has recommended that stockholders vote FOR all 6 proposals and subparts. Stockholders of record of Apex common stock as of the close of business on the record date of June 1, 2021 may vote at or before the Special Meeting.

Stockholders should vote their shares, no matter how many shares they own. Every vote counts! If you need assistance voting your shares, please visit www.voteapxt.com or contact Apex’s proxy solicitor, MacKenzie Partners, Inc. by telephone at 1-888-410-7851 or by email at proxy@mackenziepartners.com.

About AvePoint

AvePoint enables customers to collaborate with confidence. AvePoint’s data management solutions help its diverse, global customer base overcome complex transformation, governance and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on AvePoint’s solutions. AvePoint’s SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Its multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. Founded in 2001, AvePoint is headquartered in Jersey City, New Jersey. For more information, visit https://www.avepoint.com.

About Apex Technology Acquisition Corp.

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com/.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding the expected outcome of the Special Meeting to approve the Business Combination between AvePoint and Apex, the anticipated consummation date of the Business Combination, the expected listing of the combined company’s stock on the Nasdaq Stock Market LLC, and the future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination discussed herein. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. The Proxy Statement has been sent to all Apex stockholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the Proxy Statement, and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the Proxy Statement which has been filed with the SEC.

Contacts:

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

ir@avepoint.com

617-542-6180

Apex Technology Acquisition Corp.

Michael Bowen

Michael.Bowen@icrinc.com

Ryan Gardella

Ryan.Gardella@icrinc.com

EMAIL MESSAGE TO APEX SHAREHOLDERS

YOU CAN MAKE A DIFFERENCE! We believe that our future success is rooted in developing the next generation.

As a shareholder, we hope you share that sentiment. Apex and AvePoint will donate $1 to Girls Who Code for every shareholder account that votes. Help us get to our goal of $100,000.

VOTE NOW!

PHYSICAL MAILING TO APEX SHAREHOLDERS